Filed Pursuant to Rule 424(b)(3)
Registration No. 333-197954
Prospectus Supplement No. 37
(to Prospectus dated May 7, 2015)

(i) 1,322,500 shares of Common Stock and 1,322,500 Series B Warrants, issuable upon the exercise of the
1,322,500 outstanding Series A Warrants issued in our initial public offering;
and
 (ii) 1,322,500 shares of Common Stock, issuable upon the exercise of the 1,322,500 Series B Warrants that are issuable under this prospectus.

This prospectus supplement supplements the prospectus dated May 7, 2015, as supplemented by prospectus supplement No. 1 dated May 14, 2015, prospectus supplement No. 2 dated June 2, 2015, prospectus supplement No. 3 dated June 15, 2015, prospectus supplement No. 4 dated June 23, 2015, prospectus supplement No. 5 dated August 6, 2015,  prospectus supplement No. 6 dated August 12, 2015, prospectus supplement No. 7 dated August 28, 2015, prospectus supplement No. 8 dated September 1, 2015, prospectus supplement No. 9 dated September 4, 2015, prospectus supplement No. 10 dated September 10, 2015, prospectus supplement No. 11 dated September 15, 2015, prospectus supplement No. 12 dated September 16, 2015, prospectus supplement No. 13 dated September 18, 2015, prospectus supplement No. 14 dated September 21, 2015, prospectus supplement No. 15 dated September 22, 2015, prospectus supplement No. 16 dated September 24, 2015, prospectus supplement No. 17 dated October 20, 2015, and prospectus supplement No. 18 dated November 16, 2015, prospectus supplement No. 19 dated December 8, 2015, prospectus supplement No. 20 dated December 11,2015, prospectus supplement No. 21 dated December 21, 2015, prospectus supplement No. 22 dated December 29, 2015, prospectus supplement No. 23 dated December 29, 2015 and prospectus supplement No. 24 dated December 29, 2015 (the “Prospectus”), which relates to the offering of the securities of Great Basin Scientific, Inc. (the “Company,” “we,” or “our”) that are underlying the Series A Warrants that we issued in our initial public offering, which closed on October 15, 2014 (our “IPO”). The securities underlying the Series A Warrants include (i) 1,322,500 shares of our common stock and 1,322,500 of our Series B Warrants, which are issuable upon the exercise of the 1,322,500 outstanding Series A Warrants that we issued in our IPO, and (ii) 1,322,500 shares of our common stock, which are issuable upon the exercise of the 1,322,500 Series B Warrants that are issuable under this Prospectus.

Each Series A Warrant is exercisable for one share of common stock and one Series B Warrant. The Series A Warrants were initially exercisable at an exercise price of $7.00 per share; however, as a result of the offering of additional units by the Company on February 25, 2015, the Series A Warrants are now exercisable at an exercise price of $2.20 per share. The Series A Warrants expired on October 15, 2015. The Series B Warrants were not issued in our IPO and will only be issued upon the exercise of the Series A Warrants, with each Series B Warrant being exercisable for one share of common stock. The Series B Warrants are immediately exercisable upon issuance at an initial exercise price of $8.75 per share and expire on the sixth anniversary of the date of issuance.

This prospectus supplement incorporates into our Prospectus the information contained in our Current Report on Form 8-K, filed with the Securities and Exchange Commission on February 19, 2016.

This prospectus supplement should be read in conjunction with the Prospectus. This prospectus supplement updates, amends and supplements the information included or incorporated by reference in the Prospectus. If there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any supplements and amendments thereto.

Our common stock is listed on The NASDAQ Capital Market under the symbol “GBSN”. On February 18, 2016, the closing sale price of our common stock on The NASDAQ Capital Market was $0.22 per share.

AN INVESTMENT IN OUR SECURITIES INVOLVES RISKS. SEE THE SECTION ENTITLED “RISK
FACTORS” BEGINNING ON PAGE 13 OF THE PROSPECTUS.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the Prospectus or this prospectus supplement. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is February 19, 2016

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): February 19, 2016

GREAT BASIN SCIENTIFIC, INC.
(Exact name of registrant as specified in its charter)

Delaware	001-36662	83-0361454
(State or other jurisdiction of incorporation)	Commission File Number)	(IRS Employer Identification No.)

2441 South 3850 West,
Salt Lake City, UT
(Address of principal executive offices)

84120
(Zip code)

(801) 990-1055
(Registrant’s telephone number, including area code)

N/A
(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2 below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01	Entry into a Material Definitive Agreement.

On February 19, 2016, Great Basin Scientific, Inc. (the “Company”) entered into subscription agreements with certain investors (the “Investors”) relating to the sale and issuance by the Company of up to (i) 39,200,000 Units (the “Units”), at a price of $0.16 per Unit, each of which consists of one share of the Company’s common stock and 1.5 Series E Warrants (the “Series E Warrants”), each whole Series E Warrant to purchase one share of the Company’s common stock at an exercise price of $0.25 per share of common stock (a “Warrant Share”) (the “Offering”). The Units will not be issued or certificated. The Investors will receive only shares of common stock and Series E Warrants. The common stock and the Series E Warrants may be transferred separately immediately upon issuance.

The Series E Warrants are exercisable beginning one year and one day from the date of issuance, but only if the Company has obtained stockholder approval (i) for the issuance of shares of common stock issuable upon the exercise of the Series E Warrants pursuant to the applicable rules and regulations of the NASDAQ Capital Market, (the “Warrant Exercise Approval”) and (ii) to effect an additional reverse split of the Company’s common stock and/or increase its authorized shares of common stock so as to permit the exercise in full of the Series E Warrants, (the “Increased Shares Amendment” together with the Warrant Exercise Approval, the “Stockholder Approval”) and will expire on the fifth anniversary of the date they first become exercisable.

The Company has agreed to obtain the Stockholder Approval no later than the first anniversary of the issuance of the Series E Warrants. In the event that the Company does not obtain stockholder approval for the Increased Shares Amendment on or prior to the one-year anniversary of the issuance of the Series E Warrants, the Company will be required to pay liquidated damages in the aggregate amount of $750,000. In the event the Company is unable to obtain stockholder approval for the Warrant Exercise Approval no liquidated damages will be payable for such failure and the Series E Warrants will not be exercisable.

The exercise price of the Series E Warrants is subject to appropriate adjustment in the event of stock dividends, stock splits, reorganizations or similar events affecting our common stock. The exercise price of the Series E Warrants is also subject to anti-dilution adjustments for any issuance of common stock or rights to acquire common stock for consideration per share less than the exercise price of the Series E Warrants from the date of the Placement Agent Agreement (as defined below) through one (1) year from the date of issuance. For purposes of these adjustments, dilutive issuances do not include securities issued under existing instruments, under board-approved equity incentive plans or in certain strategic transactions. Notwithstanding the foregoing, “dilutive issuances” shall include the Company’s outstanding convertible notes and any shares of common stock issued pursuant to such convertible notes.

On a date that is one (1) year from the date of issuance, the number of shares of common stock issuable upon the exercise of the Series E Warrants shall be increased to equal the difference, if positive, obtained by subtracting (x) the number of shares of common stock issuable upon the exercise of the Series E Warrants on the date of issuance (without regard to any limitations or restrictions on exercise of the Series E Warrant) (as adjusted for any stock dividend, stock split, stock combination, reclassification or similar transaction occurring after the date of issuance), from (y) the lesser of (A) the Series E Warrant holder’s pro rata portion of 7% of the sum of the number of shares of common stock actually outstanding on a date that is one (1) year from the date of issuance, plus the number of shares of common stock deemed to be outstanding pursuant to the terms of the Series E Warrant, regardless of whether the options or convertible securities, as defined in the Series E Warrants, are actually exercisable at such time or (B) 200% of the shares of common stock issuable upon the exercise of the Series E Warrants on such date (without regard to any limitations or restrictions on exercise of the Series E Warrants) (as adjusted for any stock dividend, stock split, stock combination, reclassification or similar transaction occurring after the date of issuance).

Under the terms of the subscription agreements, the Company agreed with the investors in the financing that for a period of ninety (90) days from the date hereof, the Company shall not, without the prior written consent of each investor who, together with its trading affiliates, purchases at least $1,000,000 of Units in the offering, directly or indirectly offer, sell, assign, transfer, pledge, contract to sell, or otherwise dispose of, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock, other than Excluded Issuances as defined in the Series E Warrants and any shares of common stock issuable pursuant to the Notes as defined in the Series E Warrants.

The subscription agreement contains terms which restrict the ability of the investors from selling our shares of common stock acquired in the offering. As set forth in the subscription agreement, the investor agrees that the investor and each affiliate (as defined in Rule 405 under the Securities Act) of the investor which (x) has knowledge of the transactions contemplated by the subscription agreement, (y) has or shares discretion relating to the investor’s investments or trading or information concerning the investor’s investments, including in respect of the Securities, or (z) is subject to the investor’s review or input concerning such affiliate’s investments or trading (collectively, “Trading Affiliates”), the investor will not, and will cause its Trading Affiliates not to sell for their benefit any of the Company’s shares of common stock acquired in this offering for a period of five (5) trading days after February 19, 2016 (the “Lock-up Period”).

Further, for fifteen (15) trading days following the end of the Lock-up Period, any investor, that either alone or together with its Trading Affiliates, purchases 200,000 shares of the Company’s common stock in the offering will be limited to selling no more than their pro-rata portion of 30% of the daily trading volume of the common stock on such trading day. Each investor’s pro-rata portion will be calculated as the quotient of (A) the number of shares of the Company’s common stock purchased by the investor and its Trading Affiliates divided by (B) the aggregate number of shares of the Company’s common stock sold by pursuant to the offering.

The volume restrictions do not apply to any transaction in the Company’s common stock at or above $0.25 per share. The lock-up and volume restrictions can be waived. In a writing signed by (i) the Company and (ii) each investor who, together with its Trading Affiliates, purchases at least $1,000,000 of Units in the offering provided, however, that no such amendment or waiver shall be effective as to any other investor until it has received written notice thereof from the Company, which notice may be given pursuant to a generally disseminated press release.

In addition, on February 19, 2016, the Company entered into a placement agent agreement (the “Placement Agent Agreement”) with Roth Capital Partners, LLC (the “Placement Agent”), pursuant to which the Placement Agent agreed to act as the Company’s agent for the sale of the Units to the public in the Offering. The Company agreed to pay the Placement Agent a cash fee equal to 5.25% of the gross proceeds from the Offering. The Company will reimburse the Placement Agent for its reasonable out-of-pocket expenses up to $125,000. The Company estimates that the total expenses of the Offering, excluding the placement agent fees, will be approximately $350,000.

The Company expects the Offering to close on or about February 24, 2016, subject to the satisfaction of customary closing conditions including the approval of the Nasdaq Capital Markets. The Placement Agent Agreement contains customary representations, warranties and covenants of the Company and provides that the Company will indemnify the Placement Agent against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to reimburse the Placement Agent for payments that the Placement Agent may be required to make because of such liabilities.

The Company conducted the Offering pursuant to a Registration Statement on Form S-1 (File No. 333-207761) (including the additional registration statement filed with respect thereto pursuant to Rule 462(b)), which was declared effective by the Securities and Exchange Commission on February 16, 2016.

The foregoing descriptions of the Placement Agent Agreement, the Subscription Agreements and the Series E Warrant are a summary description of the material terms thereof and is qualified in its entirety by reference to the full text of the Placement Agent Agreement, the Subscription Agreements and the Series E Warrant, which are incorporated by reference hereto and filed as Exhibits 10.1, 10.2 and 10.3, respectively, to the this Current Report on Form 8-K.

Item 8.01	Other Events.

On February 19, 2016, the Company issued a press release announcing the pricing of the Offering. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 9.01	Financial Statements and Exhibits

EXHIBIT	DESCRIPTION

10.1	Placement Agent Agreement by and between the Company and Roth Capital Partners, LLC

10.2	Form of Subscription Agreement

10.3	Form of Series E Warrant

99.1	Press Release

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

GREAT BASIN SCIENTIFIC, INC.

Date:	February 19, 2016	By:	/s/ Ryan Ashton
Ryan Ashton
President and Chief Executive Officer

EXHIBIT INDEX

EXHIBIT	DESCRIPTION

10.1	Placement Agent Agreement by and between the Company and Roth Capital Partners, LLC

10.2	Form of Subscription Agreement

10.3	Form of Series E Warrant

99.1	Press Release